Goodman Networks Incorporated

6400 International Parkway, Suite 1000

Plano, Texas 75093

August 25, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Spirgel Brandon Hill

Re:	Goodman Networks Incorporated Request to Withdraw Registration Statement on Form S-1 (File No. 333-195212)

Dear Messrs. Spirgel and Hill:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Goodman Networks Incorporated (the “Company”) hereby applies for withdrawal of its Registration Statement on Form S-1 (File No. 333-195212), together with all amendments thereto (the “Registration Statement”), that was originally filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2014. The Company is seeking withdrawal of the Registration Statement as it has determined not to proceed with an offering at this time.

The Registration Statement has not been declared effective, and the Company hereby confirms that it has not sold, and will not sell, any securities under the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to the Company’s counsel, Greg R. Samuel of Haynes and Boone, LLP, by email at Greg.Samuel@haynesboone.com or by facsimile at (214) 200-0577. Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Greg R. Samuel at (214) 651-5645.

Very truly yours,

Goodman Networks Incorporated

By:	/s/ Ron B. Hill
Ron B. Hill Chief Executive Officer, President and Executive Chairman

cc:	Jimmy D. Hulett, Jr.
Shakeeb Mir
Greg R. Samuel
Matthew L. Fry